Exhibit 99.1

Catalyst Paper Increases Its Asset-Based Lending Credit Facility
Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) announced today the amendment of its Asset-Based Lending credit facility (ABL facility). The amendment included an increase of the maximum revolving credit commitments by $25 million to $250 million. The ABL facility lenders are CIBC as Administrative Agent, Wells Fargo Capital Finance Corporation of Canada (Wells Fargo), Export Development Canada (EDC) and Bank of Montreal (BMO).

"The amendment increases the company's flexibility to pursue growth in value-added niche markets while continuing to drive cost improvements," said Joe Nemeth, President & Chief Executive Officer. "This strategy of bottom line cost reduction and top line growth is foundational to Catalyst's future transformation."

Catalyst has a long-term relationship with CIBC, Wells Fargo and EDC, and we are pleased to welcome BMO as a lender to the facility and strategic financial partner.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

For more information:
Frank De Costanzo
Senior Vice President & Chief Financial Officer
604-247-4014
frank.decostanzo@catalystpaper.com